UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                Financial Services Acquisition Corporation
                              (Name of Issuer)

                   Common Stock, par value $.001 per share
                       (Title of Class of Securities)

                              31769Q - 10 - 8
                              (CUSIP Number)

                             Gilbert D. Scharf
                               P.O. Box 1124
                     Ponte Vedra Beach, Florida  32004

                              with a copy to:

                           Roger E. Schwed, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                         New York, New York  10022
                               (212) 735-3000
     (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             August 16, 1996
           (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

  Check the following box if a fee is being paid with the statement ( ).
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

   CUSIP NO.  31769Q-10-8

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gilbert D. Scharf

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) ( )
                                                    (b) ( )

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          PF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                   7    SOLE VOTING POWER
                        1,548,332 (including shares issuable upon
                        exercise of Warrants)
     NUMBER OF
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         0
     OWNED BY
       EACH
                   9    SOLE DISPOSITIVE POWER
     REPORTING          1,548,332 (including shares issuable upon
      PERSON            exercise of Warrants)
       WITH
                   10   SHARED DISPOSITIVE POWER
                        0

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,548,332 (including shares issuable upon exercise of Warrants)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                     ( )

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.9%

     14   TYPE OF REPORTING PERSON*
          IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



          Gilbert D. Scharf (the "Reporting Person") hereby amends (and restates, pursuant to Rule 101(a)(2)(ii) of Regulation S-T) his Statement on Schedule 13D, dated December 7, 1994, as amended on March 14, 1996, relating to the Common Stock, $.001 par value, of Financial Services Acquisition Corporation, a Delaware corporation.

     Item 1.   Securities and Issuer.

          This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Financial Services Acquisition Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 667 Madison Avenue, New York, NY 10021.

     Item 2.   Identity and Background.

          (a)  Name of the Reporting Person: Gilbert D. Scharf

          (b)  Residence or business address:

               P.O. Box 1124
               Ponte Vedra Beach, Florida 32004

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          The Reporting Person is Chairman of the Board, President and Chief Executive Officer of the Issuer and Vice Chairman and a director of Euro Brokers Investment Corporation ("Euro Brokers"), a Delaware corporation and a wholly owned subsidiary of the Issuer located at Two World Trade Center, Suite 8400, New York, NY 10048. The Reporting Person is also Vice President, Secretary, Treasurer and a director of Niagara Corporation, located at 667 Madison Avenue, New York, NY 10021.

          (d)-(e) The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f)  Citizenship:  United States of America

     Item 3.   Source and Amount of Funds
               or Other Consideration

          All funds used to purchase Common Stock of the Issuer held by the Reporting Person were personal funds. No amount of such funds were borrowed or otherwise procured from other sources.

          The amounts of funds or other consideration used or to be used in making the purchases is as follows:

          (a) The Reporting Person purchased from the Issuer an aggregate of 498,333 shares of Common Stock (the "Pre-IPO
     Shares") in August 1994 at a price of $.03 per share.

          (b) The Reporting Person purchased (including purchases through IRA accounts) 333,333 Units, each Unit consisting of one share of Common Stock and two redeemable Common Stock purchase warrants (the "Warrants"), from the Issuer on December 7, 1994, at a price of $6.00 per Unit, in the Issuer's initial public offering (the "IPO"). In addition, the Reporting Person purchased (including purchases through IRA accounts) 50,000 Warrants on December 16, 1994 at a price of $.91 per warrant. Each Warrant entitles the holder thereof to purchase one share of Common Stock for $5.00. As a result of the consummation on August 16, 1996 of the Merger described below in Item 6, the Warrants are currently exercisable. The Warrants expire on November 30, 2001.

     Item 4.   Purpose of Transaction.

          The Reporting Person has acquired the Common Stock of the Issuer referred to in Item 3 above for the purpose of investment and in connection with his serving as Chairman, President and Chief Executive Officer of the Issuer. At a meeting of the Issuer's stockholders held on August 15, 1996, the Reporting Person was re-elected as a director of the Issuer to serve a three-year term expiring at the Issuer's annual meeting in 1999.

          Subject to the matters referred to below (including Item 6 hereof), the Reporting Person may maintain his investment at its current level, acquire additional securities of the Issuer or sell, convert or exchange all or a part of his investment. In any such case, the decision by the Reporting Person would depend upon a continuing evaluation of the Issuer's business, prospects and financial condition, the market for the securities, other investment opportunities available to him, his positions at the Issuer and its subsidiaries, general economic conditions, stock market conditions, availability of funds and other factors and future developments that he may deem relevant from time to time. Any acquisition or disposition of securities of the Issuer by the Reporting Person may be effected through open market or privately negotiated transactions, gifts or otherwise.

          Except to the extent set forth above, or in any other Item hereof, and except in his capacity as Chairman, President, Chief Executive Officer and a director of the Issuer, which from time to time may consider various transactions involving its securities, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Person currently beneficially owns (i) 831,666 shares of Common Stock and (ii) 716,666 Warrants representing the right to receive, upon exercise thereof at the exercise price of $5.00 per Warrant, an aggregate of 716,666 shares of Common Stock. Of these securities, (x) 572,333 shares of Common Stock (including all of the Pre-IPO Shares) and 198,000 Warrants are directly owned (including through IRA accounts) by the Reporting Person and (y) 259,333 shares of Common Stock and 518,666 Warrants are held in the Gilbert D. Scharf Living Trust, of which the Reporting Person is the sole trustee. The Pre-IPO Shares have all been deposited in escrow pursuant to the terms of the Escrow Agreement described below in Item 6. In its Current Report on Form 8-K, dated August 26, 1996, the Issuer reported that, giving effect to the issuance of the entirety of the merger consideration in the Merger, a total of 9,011,332 shares of Common Stock will be outstanding. Based on such information, the Common Stock and Warrants currently beneficially owned by the Reporting Person represent approximately 15.9% of the Common Stock outstanding following the Merger (including shares issuable upon exercise of the Warrants held by the Reporting Person).

          (b) The Reporting Person has the sole power to vote and direct the voting of and, subject to the terms of the Letter Agreement (described below in Item 6) and the Escrow Agreement, to dispose and to direct the disposition of the securities referred to in paragraph (a) above.

          (c) Other than the transactions described herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

          (d) Pursuant to the Escrow Agreement, all non-cash dividends payable during the escrow period on the shares of Common Stock deposited in escrow are to be delivered to the escrow agent and held in accordance with the terms of the Escrow Agreement. Subject to the foregoing, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

          (e)  Not applicable.

     Item 6. Contracts, Understandings or Relationships with Respect to Securities of the Issuer

          The Reporting Person entered into a Letter Agreement, dated September 9, 1994 (the "Letter Agreement"), with the Issuer, GKN Securities Corp. and Barington Securities Corp., the underwriters for the Issuer's IPO (the "Underwriters"), pursuant to which the Reporting Person agreed, among other things, that: (i) if the Issuer solicits stockholder approval of an initial business combination (a "Business Combination") with another entity, the Reporting Person will vote the 498,333 Pre-IPO Shares in accordance with a majority of the votes cast by the stockholders who purchased shares of the Issuer's Common Stock in the IPO;
     (ii) if the Issuer fails to consummate a Business Combination and is forced to liquidate, the Reporting Person waives his right to any liquidation distribution with respect to the Pre-IPO Stock;
     (iii) the Reporting Person will present to the Issuer for consideration suitable Business Combination opportunities before presenting such opportunities to any other person or entity; (iv) the Reporting Person will not accept a finder's fee or any other compensation in consideration of his originating a Business Combination; (v) the Reporting Person will not accept any compensation for services rendered to the Issuer prior to the consummation of a Business Combination, except that an entity affiliated with the Reporting Person is entitled to receive up to $5,000 per month in reimbursement for the use of certain office facilities and services, and the Reporting Person is entitled to reimbursement of expenses incurred in connection with seeking and consummating a Business Combination; (vi) for three years following the effective date of the IPO (November 30, 1994), the Reporting Person will place the Pre-IPO Shares in escrow, unless the stockholders of the Issuer are "cashed out" in a transaction following a Business Combination; and (vii) for five years following the effective date of the IPO, the Reporting Person will offer the Underwriters a right of first refusal to purchase for their accounts or to sell for the Reporting Person's account any shares of Common Stock sold by the Reporting Person pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). The Merger described below constituted a Business Combination and, accordingly, the provisions of the Letter Agreement described above in clauses (i) through (v) are no longer applicable.

          Each other initial stockholder of the Issuer prior to the IPO, consisting of Messrs. Michael J. Scharf, Denis Martin, Larry
     S. Kopp, William D. Birch and Frederick B. Whittemore (collectively with the Reporting Person, the "Initial Stockholders"), also entered into a letter agreement with the Issuer and the Underwriters substantially similar to the Letter Agreement.

          The foregoing is merely a summary of certain provisions of the Letter Agreement and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

          In accordance with the provisions of the Letter Agreement, the Reporting Person entered into a Stock Escrow Agreement, dated November 30, 1994 (the "Escrow Agreement"), with the Issuer, Continental Stock Transfer & Trust Company (the "Escrow Agent") and the other Initial Stockholders, and, pursuant to the terms thereof, deposited the 498,333 Pre-IPO Shares owned by the Reporting Person with the Escrow Agent (the "Escrow Shares").
     The Escrow Shares are to be held by the Escrow Agent until three years from November 30, 1994 (the "Escrow Period"). During the Escrow Period, the Reporting Person will not be able to sell or otherwise transfer the Escrow Shares, except (i) in a transaction which occurs after the consummation of a Business Combination and which is offered to all holders of Common Stock and (ii) in certain transfers to family members or pursuant to the laws of descent (provided that the transferee agrees to be bound by the Escrow Agreement and the Letter Agreement). During the Escrow Period the Reporting Person retains the right to vote the Escrow Shares and to receive cash dividends paid thereon. Pursuant to the Escrow Agreement, the other Initial Stockholders deposited an aggregate of 335,000 shares of Common Stock (acquired prior to the IPO) with the Escrow Agent.

          The foregoing is merely a summary of certain provisions of the Escrow Agreement and is qualified in its entirety by reference to the full text of the Escrow Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

          On March 8, 1996, the Issuer announced that it had entered into a definitive Merger Agreement, dated as of March 8, 1996, as amended (the "Merger Agreement"), by and among the Issuer, EBIC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer, and Euro Brokers, pursuant to which EBIC Acquisition Corp. would be merged with and into Euro Brokers (the "Merger"), with Euro Brokers thereafter becoming a wholly owned subsidiary of the Issuer. In the Merger, holders of common stock of Euro Brokers would be issued a combination of shares of Common Stock, Warrants (Series B) and cash. The Merger Agreement also contemplated that as soon as reasonably practicable following consummation of the Merger (subject to the advice of the Issuer's financial advisors), the Issuer would commence an exchange offer (the "Exchange Offer") to acquire all outstanding Warrants of the Issuer (including the Series B Warrants to be issued in the Merger) on the basis of one share of Common Stock for a number of Warrants to be mutually agreed post-closing between the Issuer and Euro Brokers' majority stockholder, Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS").

          In connection with the execution of the Merger Agreement, the Reporting Person, together with the Issuer, Michael J. Scharf (an officer of the Issuer and a brother of the Reporting Person, and currently a holder of approximately 7.7% of the outstanding Common Stock) and certain stockholders of Euro Brokers (then holding approximately 81% of the outstanding capital stock of Euro Brokers) entered into a Security Transfer Agreement, dated as of March 8, 1996 (the "Security Transfer Agreement"). The Security Transfer Agreement provides, among other things, that each signatory thereto (other than the Issuer) will not, for the period commencing on the effective time of the Merger (the "Effective Time") and ending on November 30, 1996, sell, pledge, encumber, dispose of, grant a security interest in or otherwise dispose of or transfer ("Sell") any shares of Common Stock or Warrants owned or acquired, beneficially or of record, by such signatory following the Effective Time. Notwithstanding the foregoing, any such signatory who is a natural person may Sell such Common Stock (i) by means of a gift to a member of such signatory's immediate family or to a trust, the beneficiary of which is such signatory or a member of such signatory's immediate family or (ii) by virtue of the laws of descent and distribution upon the death of such signatory, provided that the transferee agrees to be bound by the Security Transfer Agreement.

          If the Exchange Offer is made, the Security Transfer Agreement also obligates the stockholders who are parties thereto (including the Reporting Person) to tender for exchange (and not withdraw) in the Exchange Offer their Warrants in numbers proportionate to the percentage of Warrants held by persons not parties to the Security Transfer Agreement and that are tendered in the Exchange Offer.

          The Security Transfer Agreement applies to 333,333 shares of the 831,666 shares of Common Stock currently beneficially owned by the Reporting Person and to all 716,666 Warrants currently beneficially owned by the Reporting Person (and will also apply to any additional shares of Common Stock subsequently acquired, including upon exercise or exchange of the Warrants). The 498,333 Pre-IPO Shares owned by the Reporting Person are subject to the Letter Agreement and Escrow Agreement described above in this Item 6, but not to the Security Transfer Agreement.

          The foregoing is merely a summary of certain provisions of the Security Transfer Agreement and is qualified in its entirety by reference to the full text of the Security Transfer Agreement, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.

          In connection with, and as a condition to consummation of, the Merger, the Issuer entered into a Registration Rights Agreement, dated as of August 16, 1996 (the "Registration Rights Agreement"), with the stockholders named therein, including the Reporting Person, providing for certain registration rights under the Securities Act, with respect to the shares of Common Stock specified therein. The Registration Rights Agreement provides for two demand registration rights, in each case which may not become effective until after November 30, 1996, with the first demand only to be initiated by holders of at least a majority of the Common Stock issued in the Merger to WCAS and certain related investors, but which will extend to the other stockholders (including the Reporting Person) who are parties to the agreement. The second demand may be made by holders of at least a majority of the Common Stock held by all stockholders (including the Reporting Person) who are parties to the agreement. The number of shares to be included in any registration statement may be subject to reduction or limited in certain instances. The Registration Rights Agreement also provides for certain "piggy-back" registration rights for the stockholders named therein if the Issuer, at any time after November 30, 1996 (other than in connection with the Exchange Offer or certain other circumstances) proposes to register shares of Common Stock.

          All 831,666 shares of Common Stock currently beneficially owned by the Reporting Person, as well as any additional shares of Common Stock acquired pursuant to exercise or exchange of the 716,666 Warrants currently beneficially owned by the Reporting Person, are covered by the provisions of the Registration Rights Agreement (subject, in the case of the Escrow Shares, to the terms of the Escrow Agreement).

          The foregoing is merely a summary of certain provisions of the Registration Rights Agreement and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference.

          Other than as described in the preceding paragraphs, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

     Item 7.   Material to be Filed as Exhibits.

     1. Letter Agreement, dated September 9, 1994 (incorporated herein by reference to Exhibit 1 to the Statement on
               Schedule 13D of the Reporting Person, dated December 7,
               1994).

     2. Stock Escrow Agreement, dated November 30, 1994 (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 of the Issuer (Reg. No. 33-85346), filed with the Securities and Exchange Commission on November 23,
               1994).

     3. Security Transfer Agreement, dated as of March 8, 1996 (incorporated herein by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q of the Issuer, dated May 15, 1996).

     4. Registration Rights Agreement, dated as of August 16, 1996 (incorporated herein by reference to Exhibit 2.5 to the Current Report on Form 8-K of the Issuer, dated August 26, 1996).


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 28, 1996

                                               /s/ Gilbert D. Scharf
                                               _________________________
                                               Gilbert D. Scharf



                               Exhibit Index

     Exhibit

     1. Letter Agreement, dated September 9, 1994 (incorporated herein by reference to Exhibit 1 to the Statement on
               Schedule 13D of the Reporting Person, dated December 7,
               1994).

     2. Stock Escrow Agreement, dated November 30, 1994 (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 of the Issuer (Reg. No. 33-85346), filed with the Securities and Exchange Commission on November 23,
               1994).

     3. Security Transfer Agreement, dated as of March 8, 1996 (incorporated herein by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q of the Issuer, dated May 15, 1996).

     4. Registration Rights Agreement, dated as of August 16, 1996 (incorporated herein by reference to Exhibit 2.5 to the Current Report on Form 8-K of the Issuer, dated August 26, 1996).